Exhibit 1

Media Release

14 December 2006

Westpac Board announces new Chairman

Westpac Banking Corporation’s Board of Directors today announced that Mr Ted Evans will replace Mr Leon Davis as its Chairman in March 2007. Mr Evans has been appointed Deputy Chairman in the interim to assist with a smooth transition.

Mr Davis said Mr Evans brings to the position extensive experience in the financial sector. Before joining the Westpac board in 2001 he was Secretary to the Federal Treasury from 1993 until 2001. He also served on the boards of the International Monetary Fund and the Reserve Bank of Australia.

Mr Evans is currently the Chairman of the Risk Management Committee and a member of both the Audit and Nominations Committees.

“Mr Evans wealth of experience, both on the Westpac Board and previously as the Government’s most senior economic policy advisor, equips him well to take on the Chairman’s role,” Mr Davis said.

“My term on the Westpac Board has been exciting and rewarding. Over that time, Westpac has become widely recognised as a global leader in creating value through sustainable business practices that are sensitive to our stakeholders’ interests.  I have full confidence that this will continue to underpin strong financial outcomes for Westpac,” he said.

Mr Davis, addressing Westpac’s Annual General Meeting in Brisbane today, said: “The timing of my retirement has been influenced by the completion of David Morgan’s current contract on 31st December next year. David has advised the Board that he will not be seeking a new contract.

“The Board began the CEO succession process some time ago, which includes a search both inside and outside the company.

“It is important that the Chairman responsible for the final selection of the new CEO is able to commit for a number of years to work with the board and the person who succeeds David.  Consequently, the good governance choice for me was to retire in the near future or to commit to remain Chairman for several more years.

“My decision was a difficult one and involved weighing up the interests of Westpac and my wife and family, as well as my age.”

Mr Davis joined the Westpac Board in 1999 and has been its Chairman since December 2000.

Ends.

For Further Information

David Lording

Westpac Media Relations

Ph: 0419 683 411

NOTE TO EDITORS: MR TED EVANS CAREER HIGHLIGHTS

•                  1969 joined the Australian Treasury

•                  1976 to 1979 member of the Australian Permanent Delegation to the OECD in Paris

•                  1984 to 1989 Deputy Secretary, Treasury

•                  1989 to 1993, Executive Director on the Board of the International Monetary Fund, representing Australia and a number of other countries, mainly in the Asia Pacific region

•                  1993 to 2001 Secretary to The Treasury

•                  1993 to 2001 Board Member of the Reserve Bank of Australia

•                  1993 to 1996 Board Member Commonwealth Bank of Australia

•                  2001 joined Westpac Board